Biosciences Business Spin-off Establishes Two Highly Attractive Independent Public Companies

Creating opportunities in distinct markets and generating long-term value for shareholders

Tailoring Business Strategies	Aligning Appropriate Resources	Pursuing Distinct Capital Structures	Clarifying Investment Thesis

Emergent BioSolutions		New Biosciences Company
Leading Biodefense Company Recognized as a leader in the biodefense and emerging infectious diseases fields since 1998	**Industry Leading**	**Leading Oncology Platform** Innovative ADAPTIR™ platform technology utilizing a promising approach in the highly attractive immuno-oncology field
Clarifying Focus • Growing markets • Expanding product portfolio • Platform technologies • Manufacturing expertise • Attractive M&A opportunities	**Driving Continued Success**	**Leveraging Technology** • Targeted investments in bi-specific ADAPTIR therapeutics • Increased awareness of the RTCC mechanism of action • Enhanced potential for collaboration
Accelerating Growth • Continued revenue growth • Strengthened balance sheet • Improved cost structure • Enhanced capital deployment flexibility	**Solid Financial Profile**	**Funding R&D** • $50M-$70M cash contribution from Emergent • Commercial product revenue • Partnership funding • Future collaborations
Daniel J. Abdun-Nabi President & CEO 	**Proven Leadership**	 **Marvin L. White** President & CEO *(designate)*

August 6, 2015